United States securities and exchange commission logo





         July 8, 2020

       E. Thomas Layton
       Chief Executive Officer
       Lux Amber, Corp.
       145 Rose Lane, Suite 102
       Frisco, TX 75036

                                                        Re: Lux Amber, Corp.
                                                            Current Report on
Form 8-K
                                                            Filed April 1, 2020
                                                            File No. 333-225545

       Dear Mr. Layton:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




         Sincerely,


         Division of Corporation Finance

         Office of Manufacturing